Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

September 26, 2013

MLP Market Update: September 26, 2013

Featuring: Adam Karpf, Atlantic Trust

Jeremy Eisenstein, Barclays

Master Limited Partnerships (MLPs)

MLPs are publicly traded limited partnerships

Listed on an exchange like common stocks

Generally considered partnerships for US federal income tax purposes

A general partner (GP) and one or more limited partners (LPs) constitute the partnership

MLPs generally own energy infrastructures, such as crude oil or natural gas pipelines

Establish long term contracts with energy companies for use of the infrastructure

Aim to generate consistent fee-based revenue

Historically, demand for use of energy infrastructure has had low correlation with commodity prices

Limited Partners

General Partner

MLP

Energy Infrastructure

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Energy Value Chain

MLPs operate across a broad spectrum of energy infrastructure

Regulated Gas Pipeline & Storage

Refined Product Pipelines

NGL Fractionation

Unregulated Gas Pipelines & Storage

Fee Based Gathering & Processing

Crude Oil Pipelines & Storage

NGL Pipeline & Storage

Propane

Commodity Based Gathering & Processing

Exploration & Development

Marine Transportation

Coal

MLP businesses primarily consist of infrastructure assets within the energy value chain.

Traditional MLP businesses generally own energy infrastructure

Generally do not take ownership of commodity product and as a result can minimize direct commodity price risk (though cash flows may still be subject to demand fluctuations)

Cash flows supported by long-term fee-based contracts as customers rent infrastructure capacity

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Consistent Growth in MLP Space

Aggregate Market Cap (bn)

$400.00

$350.00

$300.00

$250.00

$200.00

$150.00

$100.00

$50.00

$0.00

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

YTD

Source: Factset:12/29/1995 – 8/23/13 of all US listed MLPs. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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MLP Sector Composition

Source: Company filings, Barclays Research. Chart reflects the universe of US MLPs as of 9/6/13. Note: Other category includes coke production subsector

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Historical Distribution Growth

Alerian MLP Index

The Alerian MLP Index is a market-cap weighted, float-adjusted index created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector.

Source: Company reports, U.S. Bureau of Economic Analysis (GDP growth figures)

Represents historical weighted distribution growth of current constituents of the Alerian MLP Index as of June 30, 2013.

PAST DISTRIBUTIONS SHOULD NOT BE CONSTRUED AS A GURANTEE OF FUTURE RESULTS

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Historical Returns of the Alerian MLP Index



160
140
120
100
80
60
40
Alerian MLP Index
S&P500® Index
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13

	Alerian MLP Index[1]	S&P 500® Index
Annualized Price Returns	7.3%	1.1%
Annualized Volatility[2]	24.1%	25.4%
Average Annual Yield	6.7%	2.2%
Correlation vs. S&P 500® Index[3]	68.9%	100%
Returns over Volatility Ratio	0.30	0.04

Source: Bloomberg. Data shows calculations for the period 9/6/2007 – 3/28/2013.
1. The Alerian MLP index is an index tracking the performance of the 50 most prominent energy MLPs.
Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses.
2. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.
3. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.
Indexes are unmanaged and one cannot invest directly in an Index. **PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS**

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BARCLAYS

Alerian MLP Index & the Interest Rate Environment

AMZ has historically performed positively during recent periods of rising 10yr rates

From 10/6/10 to 2/8/11, the 10yr rate was up 134 basis points while AMZ was up 7.5%

From 7/24/12 to 6/27/13, the 10yr rate was up 108 basis points while AMZ was up 15.9%

Source: Bloomberg, Alerian Capital Management (06/01/06 to 06/27/13)

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Index Returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transaction costs and expenses. Indexes are unmanaged and one cannot invest directly in an index.

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ATMP: Key Features

Barclays ETN+ Select MLP ETN (ticker ATMP) tracks the Atlantic Trust Select MLP Index (Ticker: BXIIATMP)

Offers exposure to a basket of high quality midstream US master limited partnerships, limited liability companies and corporations (collectively, “MLPs”). Additionally, the index will also provide exposure to Canadian corporations that own U.S. MLPs

May consist of both limited partnership (LP) interests in MLPs and interests in the general partner (GP) of an MLP.

Rebalances quarterly

Listed on NYSE Arca

Yearly fee: 0.95%1

Designed to pay quarterly coupons2

Daily redemption to Barclays Bank PLC as issuer3

Your broker is expected to issue an IRS form 1099 with respect to the ETNs, not a Form K-1 (which is typically issued for a direct investment in partnership interests)

An investment in the ETNs involves significant risks, including the following, and may not be suitable for all investors:

ETNs are unsecured debt obligations of Barclays Bank PLC, are subject to the creditworthiness of the issuer, and are not guaranteed by any third party

ETNs are subject to a decrease in the volume weighted average price (VWAP) level of the index and are subject to an investor fee

An investor may lose some or all of their principal in the investment if the VWAP level decreases or does not increase sufficiently to offset the investor fee and other applicable costs

1. The daily fee value on any calendar day is equal to (1) the ETN Current Value on such calendar day times (2) 0.95% divided by (3) 365. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.95% per year.

2. Comprised of the distributions that would be received by a hypothetical holder of the shares in the Index, minus accrued fees. See relevant prospectus.

3. Subject to minimum size of 50,000 units and timing limitations as prescribed by prospectus.

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Atlantic Trust Select MLP Index Mechanics

1. MLP Universe

Midstream US master limited partnerships, limited liability companies and corporations (collectively, “MLPs”), as well as Canadian corporations that own U.S. MLPs1

2. Size

Index constituents must meet a minimum market cap requirement2 and a minimum liquidity requirement3

3. Credit Rating

Index constituents must generally have an investment grade credit rating from S&P, Moody’s or Fitch4

4. Cash Flow

Index constituents must receive at least the minimum required level of cash flow5 directly or indirectly from midstream operations in the energy infrastructure business

1. Must be publicly traded and operate in the GICS Energy Sector or the GICS Gas Utilities Industry

2. Each index constituent must have a free float market cap of greater $500 million to be originally selected for the index, and $300 to remain a constituent.

3. Each index constituent must have a three-month average daily trading value greater than $5 million to be originally selected for the index, and $3 million to remain a constituent.

4. Credit rating must be Baa3 or better from Moody’s, BBB or better from Standard & Poor’s or BBB- or better from Fitch. Subject to availability of at least 20 qualifying index constituents, in the event that there are less that 20 qualifying index constituents, the next best ranking index constituent interest will be selected on the basis of credit rating.

5. Each index constituent must receive 50% of cash flow from such operations to be originally selected for the index, and 35% to remain a constituent.

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Index Performance

Atlantic Trust Select MLP Index Alerian MLP Index

Returns 3.2% 1.3%

Annualized Volatility1 14.0% 13.8%

12 Month Yield N/A 6.3%

The Alerian MLP Index is a market-cap weighted, float-adjusted index created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector. The Alerian MLP Infrastructure Index is a market-cap weighted, float-adjusted index comprised of 25 energy infrastructure MLPs that earn the majority of their cash flow from the transportation, storage, and processing of energy commodities.

Source: Bloomberg, Barclays. Data: 2/20/2013 – 8/30/2013.

Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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IMLP key facts

ETN offering designed to provide access to the broader MLP market

iPath® S&P MLP Exchange Traded Notes:

Listed on NYSE Arca (ticker: IMLP)

Tracks the S&P MLP Index

Offers exposure to leading US public partnerships focused on energy and utilities

Yearly fee: 0.80%1

Designed to pay quarterly coupons2

Daily redemption to Barclays Bank PLC as issuer3

Your broker is expected to issue an IRS form 1099 with respect to the ETNs, not a Form K-1 (which is typically issued for a direct investment in partnership interests)

An investment in the ETNs involves significant risks, including the following, and may not be suitable for all investors:

ETNs are unsecured debt obligations of Barclays Bank PLC, are subject to the creditworthiness of the issuer, and are not guaranteed by any third party

ETNs are subject to a decrease in the volume weighted average price (VWAP) level of the index and are subject to an investor fee

An investor may lose some or all of their principal in the investment if the VWAP level decreases or does not increase sufficiently to offset the investor fee and other applicable costs

1. The daily fee value on any calendar day is equal to (1) the ETN Current Value on such calendar day times (2) 0.80% divided by (3) 365. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.80% per year.

2. Comprised of the distributions that would be received by a hypothetical holder of the shares in the Index, minus accrued fees. See relevant prospectus.

3. Subject to minimum size of 50,000 units and timing limitations as prescribed by prospectus

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Benchmark Index Comparison

	S&P MLP Index	Alerian MLP Index
Description	Focus on companies in the GICS Energy and gas sectors	Composite of the 50 most prominent energy MLPs
Eligibility	Publically traded partnership with an MLP or LLC structure on NYSE or NADAQ	Publically traded partnership with an MLP or LLC structure on NYSE or NADAQ
Index Cap	Modified cap-weighted index	Float- adjusted cap-weighted index
Market Cap Requirement	$300 million	$500 million
Liquidity Requirements	3 month average daily volume $2million notional	6 month average daily volume of 25 thousand units
Additional Requirements	Classification in either the GICS® Energy Sector or Gas Utilities Industry	Minimum quarterly distribution for trailing four quarters. Maintained or Increased distribution for one of last two quarters
Number of Constituents	No limit on number of constituents	Limit of 50 Constituents. Preferential criteria exists if over 50 MLPs meet requirement
Weighting Limits	15% maximum limit for any one constituent; 45% maximum limit collectively for all constituents exceeding 4.5% individually.	None
Index Rebalancing	Yearly	Quarterly
Additions/ Deletions	No additions between rebalancing. Deletions can occur between rebalancing for corporate actions (mergers, delist, bankruptcies)	No additions between rebalancing. Deletions can occur between rebalancing for corporate actions, (mergers, delisting or bankruptcies)

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ETN structure details

Calculating the Value of the Barclays MLP ETNs

Barclays MLP ETNs seek to track the volume weighted average price (VWAP) of the underlying MLP index

An “accrued dividend” and an “accrued investor fee” are used to determine the coupon amount payable on each payment date, based on the distributions made by the index consituents1

The accrued investor fee (varies by ETN) is deducted on a daily basis from the closing indicative value of the ETNs.

The coupon amount payable on each coupon payment date is calculated by deducting the accrued fees from the accrued dividend as of the relevant coupon valuation date. A coupon payment is not guaranteed and will be made on a coupon date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date.

Closing Indicative Value

ETN current value

Accrued Dividend2

Accrued Investor Fee2

Coupon Amount

1. An “index dividend” calculated on each calendar day represents the aggregate cash value of distributions, net withholding tax, that a hypothetical person holding index constituents in proportion to the weights of the index constituents would have been entitled to receive with respect to any index constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day.

2. The accrued dividend on the initial valuation date will equal zero. The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount. The accrued investor fee on the initial valuation date will equal zero. The accrued investor fee on any subsequent calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time.

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Selected Risk Considerations

An investment in an ETN linked to the Atlantic Trust Select MLP Index (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

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Selected Risk Considerations

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Tax Treatment: Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.ETNplus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Barclays Capital Inc., and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Atlantic Trust Select MLP Index is a trademark of Barclays Bank PLC.

©2013 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

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